SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 1)*
Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Navios Maritime Partners L.P.

(Name of Issuer)
Common Units, representing limited partner interests

(Title of Class of Securities)
Y62267102
(CUSIP Number)
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38
With a copy to:
Kenneth R. Koch, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
The Chrysler Center
666 Third Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
May 19, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y62267102

1	NAME OF REPORTING PERSON Navios Maritime Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of The Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		5,601,920 Common Units*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,601,920 Common Units*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,601,920 Common Units*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%

14	TYPE OF REPORTING PERSON

CO
*  Represents (i) 3,131,415 common units of Navios Maritime Partners L.P. previously reported, (ii) 1,174,219 common units of Navios Maritime Partners L.P. acquired by the Reporting Person on March 18, 2010, (iii) 788,370 common units of Navios Maritime Partners L.P. acquired by the Reporting Person on November 15, 2010, and (iv) 507,916 common units of Navios Maritime Partners L.P. acquired by the Reporting Person on May 18, 2011. Does not include 7,621,843 Subordinated Units (as defined herein) and the 1,000,000 Subordinated Series A Units (as defined herein) of Navios Maritime Partners L.P. that are beneficially owned by the Reporting Person and convertible into common units because the Subordinated Units and the Subordinated Series A Units are not convertible into Common Units within 60 days of this Amendment No. 1. In addition, the Reporting Person owns 100.0% of Navios GP L.L.C., the general partner of the Issuer (the “General Partner”). The General Partner has a 2.0% general partner interest in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. The Reporting Person is the indirect beneficial owner of the General Partner’s interest in the Issuer and its incentive distribution rights. As of the date of this Amendment No. 1, the Reporting Person beneficially owned 1,132,843 general partnership units.

Page 1 of 11 pages

Explanatory Note
Except as specifically amended and supplemented by this Amendment No. 1, all other provisions of the Schedule 13D filed by the Reporting Person on July 24, 2008 (the “Original Schedule 13D”) remain in full force and effect. The original Schedule 13D together with each of this Amendment is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration
This Amendment No. 1 amends and restates Item 3 of the Schedule 13D as set forth below:
Common Units
On July 1, 2008, the Issuer issued to the Reporting Person 3,131,415 Common Units as part of the aggregate consideration of $80.0 million (consisting of $35.0 million in cash and $45.0 million corresponding to 3,131,415 Common Units at $14.3705 per unit, which was the volume weighted average price of the Common Units on the New York Stock Exchange for the 10 business days immediately prior to July 1, 2008) in exchange for all of the issued and outstanding shares of Aurora Shipping. Aurora Shipping is the registered owner of the Navios Hope (formerly Navios Aurora). The Issuer also granted the Reporting Person rights providing for the registration of the resale of the Common Units issued in connection with the acquisition of the Navios Hope.
Page 2 of 11 pages

On March 18, 2010, the Issuer purchased from the Reporting Person the vessel Navios Aurora II for a purchase price of $110.0 million, consisting of $90.0 million cash and the issuance of 1,174,219 Common Units. The number of the Common Units issued was calculated based on a price of $17.0326 per Common Unit, which was the New York Stock Exchange volume weighted average trading price of the Common Units for the five business days immediately prior to the acquisition.
On November 15, 2010, the Issuer acquired from the Reporting Person the vessels Navios Melodia, for a purchase price of $78.8 million, and Navios Fulvia, for a purchase price of $98.2 million. The purchase price consisted of the issuance of 788,370 Common Units to the Reporting Person and $162.0 million cash. The number of Common Units issued was calculated based on a price of $19.0266 per Common Unit, which was the New York Stock Exchange volume weighted average trading price of the Common Units for the 10 business days immediately prior to the acquisition.
On May 19, 2011, the Issuer acquired from the Reporting Person the Navios Orbiter and the Navios Luz for total consideration of $130.0 million. The purchase price was financed with $35.0 million of bank financing, $85.0 million of cash and the issuance to the Reporting Person of 507,916 Common Units. The number of Common Units issued was calculated based on a price of $19.6883 per Common Unit, which was the New York Stock Exchange volume weighted average trading price of the Common Units for the 10 business days immediately prior to the acquisition.
Subordinated Units
The Reporting Person beneficially owned 7,621,843 subordinated units (the “Subordinated Units”) of the Issuer. Subject to the satisfaction of certain conditions discussed in Item 6 below, the Subordinated Units are convertible into Common Units on a one-for-one basis. In addition, the Reporting Person owns 100.0% of Navios GP L.L.C., the general partner of the Issuer (the “General Partner”). The General Partner has a 2.0% general partner interest in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. The Reporting Person is the indirect beneficial owner of the General Partner’s interest in the Issuer and its incentive distribution rights.
Subordinated Series A Units
In connection with the Issuer’s initial public offering, the Issuer entered into a share purchase agreement with a wholly owned subsidiary of the Reporting Person pursuant to which the Issuer agreed to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios Bonavis and related time charter, upon delivery of the vessel which occurred in late June 2009 for a purchase price of $130.0 million. On June 9, 2009, the Reporting Person relieved the Issuer from its obligation to purchase the Navios Bonavis for $130.0 million and, upon delivery of the Navios Bonavis to the Reporting Person, the Issuer was granted a 12-month option to purchase the vessel for $125.0 million. In return, the Reporting Person received 1,000,000 subordinated Series A units (the “Subordinated Series A Units”). The issued Subordinated Series A Units are
Page 3 of 11 pages

not eligible to receive distributions until the Subordinated Series A Units automatically convert into Common Units and receive distributions in accordance with all other Common Units. The Subordinated Series A Units are convertible into Common Units on a one-for-one basis on the earlier of (a) June 29, 2012, (b) upon a change of control of the Issuer, or (c) the date of liquidation of the Issuer.
General Partner Units
The General Partner has a 2.0% general partner interest in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. The Reporting Person is the indirect beneficial owner of the General Partner’s interest in the Issuer and its incentive distribution rights. As of the date of this Amendment No. 1, the Reporting Person beneficially owned 1,132,843 general partnership units.

Item 4.	Purpose of Transaction
The Reporting Person acquired the Issuer’s securities as part of the transactions described in Item 3 above.
As of the date of this Amendment No. 1, the Reporting Person has no plans or proposals which relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of the Schedule 13D (except as disclosed herein and except that the Reporting Person or its affiliates may, from time to time or at any time, subject to market conditions and other factors, acquire additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers).
Pursuant to the Amended and Restated Limited Liability Company Agreement of the General Partner, the management of the General Partner is vested exclusively in its members. The Reporting Person, as the sole member of the General Partner, has the right to appoint and elect all the officers of the General Partner. Pursuant to the terms of the Second Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”), the General Partner controls the appointment of three of the seven members of the Issuer’s board of directors. Therefore, through the right to manage the General Partner, the Reporting Person has the ability to influence the management, policies and control of the Issuer with the purpose of increasing the value of the Issuer, and thus of the Reporting Person’s investment.
The Subordinated Units owned of record by the Reporting Person are convertible into Common Units on a one-for-one basis once certain financial tests are met, or in the event the General Partner is removed without cause. The Subordinated Series A Units are convertible into Common Units on a one-for-one basis on the earlier of (a) June 29, 2012, (b) upon a change of control of the Issuer, or (c) the date of liquidation of the Issuer. The Subordinated Series A Units are also convertible in the event the General Partner is removed without cause.
In addition, the General Partner may not be removed from its position as General Partner of the Issuer unless 66-2/3% of the outstanding units (other than the Subordinated Series A Units),
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voting together as a single class, including units held by the General Partner and its affiliates, vote to approve such removal. Consequently, the ownership of more than 33-1/3% of the outstanding units by the General Partner and its affiliates would give them the ability to prevent the General Partner’s removal. As of July 20, 2011, the Reporting Person owns a 100.0% interest in the General Partner and 25.8% of the outstanding units of the Issuer, including a 2.0% interest through its ownership of the General Partner (but not including the Subordinated Series A Units).
Moreover, although the unitholders of the Issuer have the same voting rights, should at any time, any person or group, other than the Issuer’s General Partner, its affiliates, their transferees, or persons who acquired such units with the prior approval of the Issuer’s board of directors, own beneficially more than 4.9% or more of any class of units then outstanding, any such units owned by such person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to the Issuer’s board of directors, determining the presence of a quorum or for other similar purposes unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less that 4.9% of the voting power of all the classes of units entitled to vote. Thus, given the Reporting Person’s aforementioned interest in the Issuer, including its interest through the General Partner, the Reporting Person has significant influence over the outcome of unitholder votes on certain matters.
References to, and descriptions of, the Partnership Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s Report on Form 6-K, filed July 14, 2009, which is incorporated by reference in its entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer
(a) The Reporting Person beneficially owns 5,601,920 Common Units, representing 11.9% of the outstanding Common Units of the Issuer. In addition, the Reporting Person beneficially owns 7,621,843 Subordinated Units of the Issuer, representing 100.0% of the Issuer’s Subordinated Units, 1,000,000 Subordinated Series A Units of the Issuer, representing 100.0% of the Issuer’s Subordinated Series A Units, and 1,132,843 general partner units, representing 100.0% of the general partner units, through its ownership of the General Partner. Thus, as of July 20, 2011, the Reporting Person owns 27.1% of the outstanding units of the Issuer, including a 2.0% interest through its ownership of the General Partner, the Subordinated Units and the Subordinated Series A Units.
As described in Item 3 and Item 6, under certain circumstances, the Subordinated Units and the Subordinated Series A Units are convertible into Common Units on a one-for-one basis. The Common Units into which such units are convertible are not included in the number of Common Units beneficially owned by the Reporting Person because they are not convertible into Common Units within 60 days of this Amendment No. 1.
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(b) The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the units owned by the Reporting Person.
(c) Except as described herein, the Reporting Person has not effected any transactions in the Common Units during the past sixty days.
(d) Except for the cash distribution described in Item 6 below, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference in this Item 6.
Registration Rights Agreement
Pursuant to the terms of a Registration Rights Agreement, the Reporting Person has the right, subject to some conditions, to require the Issuer to file one or more registration statements covering the resale of the Common Units issued in connection with the acquisition of the Navios Hope.
Omnibus Agreement
Under the terms of an Omnibus Agreement entered into at the closing of the Issuer’s initial public offering (the “Omnibus Agreement”), among the Issuer, the Reporting Person, the General Partner and the Issuer’s operating subsidiary, among other things:
•	The Reporting Person agreed, and undertook to cause its controlled affiliates (other than the Issuer, the Issuer’s subsidiaries and the General Partner) to agree, among other things, not to acquire or own Panamax or Capesize drybulk carriers under charter for three or more years other than pursuant to certain exceptions enumerated in the Omnibus Agreement. The Issuer agreed, and undertook to cause its subsidiaries to agree to only acquire, own, operate or charter Panamax or Capesize drybulk carriers with charters of three or more years unless certain exceptions enumerated in the Omnibus Agreement apply.

•	The Reporting person granted, and undertook to cause its subsidiaries to grant to the Issuer a right of first offer on any proposed sale, transfer or other disposition of any Panamax or Capesize drybulk carrier under charter for three or more years it might own, and the Issuer agreed, and undertook to cause its subsidiaries to agree, to grant a similar right of first offer on any proposed sale, transfer or other disposition of any Panamax or Capesize drybulk carriers and related charters or any Non-Panamax or Non-Capesize Drybulk Carriers and related charters owned or acquired by it.

•	The Reporting Person undertook to indemnify the Issuer for a period of five years against certain environmental and toxic tort liabilities to the extent arising prior to November 16, 2007. There is an aggregate cap of $5.0 million on the indemnity coverage provided by the Reporting Person for such environmental and toxic tort liabilities. Also, there is a deductible of $500,000 from such indemnity coverage of the Reporting Person.

•	Also, the Reporting Person agreed to indemnify the Issuer for liabilities related to:
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•	Certain defects in title to the assets contributed to the Issuer and any failure to obtain, prior to the closing of the Offering, certain consents and permits necessary to conduct the Issuer’s business, if such liabilities arise within three years after the closing of the Offering; and

•	Certain income tax liabilities attributable to the operation of the assets contributed to the Issuer prior to the time they were contributed.
Under an Amendment to the Omnibus Agreement, the Reporting Person was released from the Omnibus Agreement restrictions from June 29, 2009 to June 29, 2011 in connection with acquiring Panamax or Capesize drybulk vessels from third parties, but not with respect to the requirement to grant to the Issuer a right of first offer on any proposed sale, transfer or other disposition of any Panamax or Capesize drybulk carrier under charter for three or more years it might own.
Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.
Cash Distributions
Pursuant to the terms of the Partnership Agreement, the Issuer agreed to make minimum quarterly distributions of $0.35 per Common Unit to the extent the Issuer has sufficient cash from its operations after the establishment of cash reserves and payment of fees and expenses. Also, the Issuer contemplated paying any cash distributions that would be made each quarter to its unitholders in the following manner:
•	First, 98.0% to the holders of Common Units and 2.0% to the General Partner, until each Common Unit has received a minimum quarterly distribution of $0.35 plus, during the subordination period (as defined below), any arrearages from prior quarters;

•	Second, 98.0% to the holders of Subordinated Units and 2.0% to the General Partner, until each Subordinated Unit has received a minimum quarterly distribution of $0.35; and

•	Third, 98.0% to all holders of Common Units and Subordinated Units, pro rata, and 2.0% to the General Partner, until each unit then outstanding (other than the Subordinated Series A Units) has received a distribution of $0.4025.
If cash distributions per unit exceeded $0.4025 in any quarter, the General Partner would receive increasing percentages, up to a maximum of 50.0% (including its 2.0% general partner interest) of the cash distributed in excess of that amount. These distributions are referred to as “incentive distributions.”
Subordinated Units
Pursuant the terms of the Partnership Agreement, in any quarter during the subordination period (i.e., the period Subordinated Units are outstanding) (the “subordination period”) the
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Subordinated Units are entitled to receive the minimum quarterly distribution of $0.35 only after the Common Units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated Units will not accrue arrearages.
The subordination period will extend until the first day of any quarter, beginning after December 31, 2011, that each of the following tests are met:
•	distributions of available cash from Operating Surplus (as defined in the Partnership Agreement) on each of the outstanding Common Units and Subordinated Units equals or exceeds the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the Adjusted Operating Surplus (as defined in the Partnership Agreement) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equals or exceeds the sum of the minimum quarterly distributions on all of the outstanding Common Units and Subordinated Units during those periods on a fully diluted basis and the related distribution on the 2.0% General Partner interest during those periods; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the Common Units.
If the unitholders (other than the Subordinated Series A Units) remove the General Partner without cause, the subordination period may end. Thus, upon the occurrence of such an event, the subordination period may end before December 31, 2011.
When the subordination period ends, all remaining Subordinated Units will convert into Common Units on a one-for-one basis.
In addition, the Subordinated Units will convert into Common Units on a one-for-one basis if the following tests are met:
•	distributions of available cash from Operating Surplus on each of the outstanding Common Units, Subordinated Units and General Partner Units equals or exceeds $2.10 (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding the date of determination; and

•	the Adjusted Operating Surplus generated during the four-quarter period immediately preceding the date of determination equals or exceeds the sum of a distribution of $2.10 per unit (150.0% of the annualized minimum quarterly distribution) on all of the outstanding Common Units, Subordinated Units and General Partner Units on a fully diluted basis; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the Common Units.
Subordinated Series A Units
Pursuant the terms of the Partnership Agreement, the issued Subordinated Series A Units are not eligible to receive distributions until the Subordinated Series A Units automatically convert into Common Units and receive distributions in accordance with all other Common Units. The Subordinated Series A Units are convertible into Common Units on a one-for-one basis on the earlier of (a) June 29, 2012, (b) upon a change of control of the Issuer, or (c) the date of liquidation of the Issuer.
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Call Right
Pursuant to the terms of the Partnership Agreement, if, at any time, the General Partner and its affiliates, including the Reporting Company, own more than 80.0% of the Common Units then outstanding, the General Partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price equal to the greater of (1) the average of the daily closing prices of the Common Units over the consecutive twenty trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest price paid by the General Partner or any of its affiliates for Common Units during the ninety-day period preceding the date such notice is first mailed.
Amended and Restated Limited Liability Company Agreement of Navios Maritime Partners L.L.C.
Under the Amended and Restated Limited Liability Company Agreement of the General Partner, the Reporting Person has the right to exercise the management of the General Partner and appoint and elect its officers.
To the best of the Reporting Party’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

A.	Registration Rights Agreement (filed as Exhibit 99.3 to the Issuer’s Report on Form 6 -K, filed July 2, 2008, and incorporated herein by reference).
B.
Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P. (filed as Exhibit 3.1 to the Issuer’s Report on Form 6-K, filed July 14, 2009, and incorporated herein by reference).

C.	Omnibus Agreement (filed as Exhibit 10.2 to the Issuer’s Registration Statement on Form F-1 (Reg. No. 333-146972), filed October 26, 2007, and incorporated herein by reference).
D.
Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C. (filed as Exhibit 3.6 to the Issuer’s Registration Statement on Form F-1 (Reg. No. 333-146972), filed October 26, 2007, and incorporated herein by reference).

E.	Amendment to Omnibus Agreement (filed as Exhibit 10.2 to the Issuer’s Report on Form 6-K, filed July 14, 2009, and incorporated herein by reference).
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     Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Navios Maritime Holdings Inc.

Date: July 20, 2011	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
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SCHEDULE A
Directors and Executive Officers of the Reporting Person:
Schedule A to the Original Schedule 13D remains in full force and effect except that the following individuals were added to the board of directors to replace Messrs. Harrington and Shaw.

Principal Occupation or Employment and
Name and Position	Principal Business Address	Citizenship
Efstathios Loizos	Ion S.A.	Greece
Director	69 Venizelou Ave.
Piraeus, Greece 18547
George Malanga	One Wall Street, 16th Floor	United States
Director	New York, NY 10286

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